AFFIRMATIVE INSURANCE HOLDINGS, INC.

4450 Sojourn Drive, Suite 500

Addison, Texas 75001

(972) 728-6300

Michael J. McClure

Executive Vice President &

Chief Financial Officer

March 4, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-6010

Re: Affirmative Insurance Holdings, Inc.

Comment Letter Regarding Form 10-K for the fiscal year ended December 31, 2006; File Number 000-50795

Dear Mr. Rosenberg:

We are responding to your correspondence to Mr. Kevin R. Callahan, Chairman and Chief Executive Officer of Affirmative Insurance Holdings, Inc., dated February 19, 2008. Our responses are organized by the comments as set forth in your November 13, 2007 letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 56

1. We acknowledge your responses to prior comments one and three. Please provide us the revised disclosure in response to these two comments and identify the filing in which you intend to first include it.

Response: We intend to include revised disclosures responsive to the Commission's prior comments one and three in our Current Report on Form 10-K for the fiscal year ended December 31, 2007, which we intend to file with the Commission on or before March 17, 2008. The text of the revised disclosures that will appear in our 2007 Form 10-K are set forth below:

[COMMENT ONE]: "The majority of our customer base includes individuals with low disposable incomes, who have less money to spend as gas prices rise. As gas prices increase for a sustained period of time, consumers in general (and our customers in particular) change their driving habits to reduce gas consumption by car-pooling, using mass transit or simply by consolidating trips and driving less, which results in a decline in auto claims. Consequently, our frequency rates tend to improve as gas prices increase."

[COMMENT THREE]: "We currently have one relationship with an unaffiliated reinsurer from which we obtain data that we use in the course of estimating our loss and loss adjustment expense reserves. Our relationship with this reinsurer consisted of a fronting relationship in which we ceded 100% of the policies written to the reinsurer, who was also responsible for managing the book of business. This book of business went into run-off in 2000. The reinsurer is responsible for the handling of claims. We receive estimates of direct loss and loss adjustment expense reserves on a monthly basis from the reinsurer, which we use in the course of estimating our own loss and loss adjustment expense reserves. We usually receive the monthly report within 10 business days from the close of the month. To our knowledge, there has been very little variation in the ceding company's reserve practices and methods. We review the data and evaluate using generally accepted actuarial loss and LAE reserving methodologies. The data is reconciled to the reinsurer's Schedule F. There have been very few, if any, adjustments made to the data. We do not have (nor have there ever been) any disputes with this reinsurer and we do not anticipate that our relationship with this unaffiliated reinsurer will have an impact on our financial position due to our belief that this reinsurer's financial strength is adequate (such belief is in part based upon and supported by the fact that the reinsurer is rated A- by AM Best)."

Notes to Consolidated Financial Statements

Note 6. Reinsurance, page 96

2. We acknowledge your response to prior comment four. As requested in our prior letter, please provide us revised disclosure to include the specific risks transferred, the resulting accounting classifications and the revenue recognition method utilized. Ensure that your revised disclosure includes that required by paragraphs 18 and 19 of SOP 98-7. Identify for us the filing in which you intend to first include these disclosures.

Response: We intend to include revised disclosures responsive to the Commission's prior comment four in our Current Report on Form 10-K for the fiscal year ended December 31, 2007, which we intend to file with the Commission on or before March 17, 2008. For the contract accounted for as a deposit, we included in the disclosure below the amount of total assets and liabilities reported on the balance sheet as of December 31, 2007 as required by paragraph 18 of SOP 98-7. At December 31, 2007, we did not have any deposits arising from an insurance contract or reinsurance that transferred significant underwriting risk. Therefore, the disclosure requirements of paragraph 19 of SOP 98-7 are not applicable. The text of the revised disclosures that will appear in our 2007 Form 10-K are set forth below:

"The guidance used in determining whether reinsurance contracts contain elements of risk transfer necessary to use reinsurance accounting is stated in SFAS No. 113.  SFAS No. 113 provides that a reinsurer shall not be considered to have assumed significant insurance risk under the reinsurance contract if the probability of a significant variation in either the amount or timing of payments by the reinsurer is remote.  SFAS No. 113 also provides that whenever a reinsurance contract does not transfer risk, then that reinsurance contract must be accounted for as a deposit-type reinsurance contract.

We evaluated the transaction and concluded that we did not assume significant insurance risk because the probability of a significant variation in the amount of payments by the reinsurers was remote.  This was primarily due to a sliding scale profit commission payable by the reinsurer to us should there be favorable loss development.  This profit commission made the likelihood very remote that the reinsurer would have any significant additional gain or loss on this block of business.  The reinsurers will ultimately make the same payments, either to us from profit commission or for the full amount of losses/LAE.  The combined cost to the reinsurer is the same.  Consequently, since no significant risk was transferred, the use of deposit accounting is required and the use of reinsurance accounting is impermissible. At December 31, 2007, there were no deposit assets and $235,000 of deposit liabilities recorded on the balance sheet for this contract."

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If you have any questions, please contact me at 630.560.7205.

Very Truly Yours,

/s/ Michael J. McClure_________

Michael J. McClure

Executive Vice President and

Chief Financial Officer

Affirmative Insurance Holdings, Inc.